United States

Securities and Exchange Commission

Washington, D.C. 20549

Form F-N/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Allianz Finance III B.V.

B.	This is (select one):

☐	an original filing for the Filer

☒	an amended filing for the Filer*

*	The Filer, together with the other Registrants (as defined below), filed a post-effective amendment on October 30, 2009 withdrawing the automatic shelf registration statement on Form F-3, originally filed with the Securities and Exchange Commission on May 30, 2008 (Registration No. 333-151308) (“Form F-3”). The Filer did not, at any time, make public offerings of securities in the United States pursuant to the Form F-3. Accordingly, the Filer is filing this amended Form F-N (originally filed with the Securities and Exchange Commission on June 23, 2008) to advise of the termination of its appointment of Corporation Service Company (1133 Avenue of the Americas, Suite 3100, New York, New York 10036) as its agent for service of process in connection with the Form F-3, which termination became effective on June 16, 2010.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Allianz SE, Allianz Finance Corporation and Allianz Finance III B.V. (collectively, the “Registrants”)

Form type: Registration Statement on Form F-3

File Number (if known): Registration Statement No. 333-151308

Filed by: Registrants

Date Filed (if filed concurrently, so indicate): May 30, 2008

D.	The Filer is incorporated or organized under the Laws of (Name of jurisdiction under whose Laws the filer is organized or incorporated): The Netherlands.

and has its principal place of business at (Address in full and telephone number): Keizersgracht 484, 1017 EH Amsterdam, The Netherlands (011 31 20 556 9715)

E.	Not applicable.

F.	Not applicable.

G.	Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of: Amsterdam	Country of: The Netherlands

This 28 day of May 2010.

Filer: Allianz Finance III B.V.

By (Signature and Title):		/s/ H.D.A. WENTZEL		/s/ C. BUNSCHOTEN
	Name:	H.D.A. Wentzel	Name:	C. Bunschoten
	Title:	director	Title:	director

This statement has been signed by the following person in the capacity and on the date indicated.

Corporation Service Company, as Agent for Service of Process

By:	/S/ MICHAEL CAMBARERI
Name:	Michael Cambareri
Title:	Customer Service Representative
Date:	June 30, 2010